

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 15, 2021

Jeffrey N. Maggioncalda
Chief Executive Officer
Coursera, Inc.
381 E. Evelyn Ave.
Mountain View, CA 94041

> **Re: Coursera, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 5, 2021**
> **File No. 333-253932**

Dear Mr. Maggioncalda:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A DRS filed February 24, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non GAAP Financial Measures, page 82

1. We note that you discuss both GAAP (net loss and net loss margin) along with Non-GAAP measures of Adjusted EBITDA and Adjusted EBITDA margin on page 75. We also note that you discuss Key Metrics and non-GAAP measures beginning on page 82, but only begin discussing GAAP measures on page 87. Please revise to highlight and focus on GAAP measures in the discussion with greater prominence and prior to your discussion of Metrics and Non-GAAP measures.

Results of Operations
Comparison of Years ended December 31, 2019 and 2020, page 90

2.   We note that you expanded MD&A to state that the increase in revenues is due primarily to new customers and to a lesser extent existing customers. Please supplementally confirm that the revenues per seat for Enterprise or Degree customers and per course revenue for Consumer customers has not changed significantly from period to period, which may indicate a material trend, or alternatively, expand the discussion to address any trends in changes in unit pricing from period to period.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Davina K. Kaile, Esq.